Exhibit 99.1 Transcript of IHS Markit Ltd. Earnings Call, dated January 13, 2021

CORPORATE PARTICIPANTS

Adam J. Kansler IHS Markit Ltd. - Executive VP & President of Financial Services

Brian Crotty IHS Markit Ltd. - EVP of Global Energy & Natural Resources

Edouard Tavernier IHS Markit Ltd. - EVP of Transportation

Eric J. Boyer IHS Markit Ltd. - SVP of IR

Jonathan Gear IHS Markit Ltd. - CFO & Executive VP

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Unidentified Company Representative -

CONFERENCE CALL PARTICIPANTS

Alexander Kramm UBS Investment Bank, Research Division - Executive Director and Equity Research Analyst of Exchanges, EbrokersAndrew Charles Steinerman JPMorgan Chase & Co, Research Division - MD

Andrew Owen Nicholas William Blair & Company L.L.C., Research Division - Analyst

Andrew William Jeffrey Truist Securities, Inc., Research Division - Director

Ashish Sabadra Deutsche Bank AG, Research Division - Research Analyst

Gary Elftman Bisbee BofA Merrill Lynch, Research Division - MD & Research Analyst

Hamzah Mazari Jefferies LLC, Research Division - Equity Analyst

Jeffrey Marc Silber BMO Capital Markets Equity Research - MD & Senior Equity Analyst

Jeffrey P. Meuler Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

Keen Fai Tong Goldman Sachs Group, Inc., Research Division - Research Analyst

Kevin Damien McVeigh Crédit Suisse AG, Research Division - MD

Manav Shiv Patnaik Barclays Bank PLC, Research Division - Director & Lead Research Analyst

Shlomo H. Rosenbaum Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Toni Michele Kaplan Morgan Stanley, Research Division - Senior Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the Fourth Quarter 2020 IHS Markit Earnings Conference Call. (Operator Instructions) Please be advised that today’s conference is being recorded. (Operator Instructions)

I would now like to hand the conference over to your host today, Eric Boyer, Head of Investor Relations. Please go ahead.

Eric J. Boyer IHS Markit Ltd. - SVP of IR

Good morning, and thank you for joining us for the IHS Markit Q4 2020 Earnings Conference Call. Earlier this morning we issued our Q4 earnings press release and posted supplemental materials to the IHS Markit Investor Relations website.

Our discussion on the quarter are based on non-GAAP measures or adjusted numbers, which exclude stock-based compensation, amortization of acquired intangibles and other items. IHS Markit believes non-GAAP results are useful in order to enhance understanding of our ongoing operating performance. But they are a supplement to and should not be considered in isolation from or as a substitute for GAAP financial information.

As a reminder, this conference call is being recorded and webcast and is copyrighted property of IHS Markit. Any rebroadcast of this information, whole or in part without the prior written consent of IHS Markit is prohibited.

This conference call, especially the discussion of our outlook, may contain statements about expected future events that are forward-looking and subject to risks and uncertainties. Factors that could cause actual results to differ materially from expectations can be found in IHS Markit’s filings with the SEC and on the IHS Markit website.

After our prepared remarks, Lance Uggla, Chairman and CEO; and Jonathan Gear, EVP and Chief Financial Officer will be available to take your questions. With that, it’s my pleasure to turn the call over to Lance.

Unidentified Company Representative -

Lance, you’re on mute.

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Sorry. There we go. The first mute of the year. There we go. If everybody can go mute on the team. There we go. Okay, sorry. I’ll start fresh.

Thank you, Eric, and happy new year. And thank you for joining us for the IHS Markit Q4 earnings call. We achieved a lot in 2020, solid financial results proving the resiliency of our business model, greater levels of innovation across the company, higher employee satisfaction scores. And finally, we announced a strategic merger with S&P Global, which will create the leading global information services provider.

Overall, we finished the year ahead of expectations and are reiterating our 2021 revenue and adjusted EBITDA guidance. We are updating our adjusted EPS by $0.03 due to our share repurchase restriction because of the pending merger.

Now on to the financial highlights for the quarter and the year. When we speak to Q4 and fiscal year results, they are normalized to exclude the impact of the Aerospace & Defense divestiture and the cancellation of Q2 events on growth rates for organic revenue and adjusted EPS. Organic revenue growth was 0% for the quarter and the year. Adjusted EBITDA margin expansion was 160 basis points in the quarter and 250 basis points for the year, and adjusted EPS growth was 11% in the quarter and 13% for the year.

In terms of our core industry verticals, I’ll provide Q4 and full year 2020 highlights and our outlook for 2021. First, our Financial Services segment had organic revenue growth of 6% in Q4 and 5% for the full year. In 2020, within Information, we continued to benefit from the innovation and demand for our pricing, reference data and valuations offerings; the successful launch of new regulatory solutions, notably our SFTR reporting platform. And we had strong growth from indices, led by our fixed income and newly launched ESG indices.

Within Solutions, we continue to invest in our leading products and integration capabilities, launched a private debt investment life cycle solution and experienced robust growth from continued expansion of our Managed Corporate Action solutions. Within Processing, we invested in our core OTC and loan settlement platforms to help the industry facilitate the IBOR transition and regulatory requirements. We also successfully serviced the industry through one of the most volatile periods in recent history.

In 2021, we expect organic growth within Financial Services in the 6% to 8% range. Within Information, growth will be led by increasing customer demand and new products within our pricing, reference data and valuation services businesses. We also expect continued strength for our regulatory reporting and compliance offerings. Within this business, we’ll integrate our recent acquisition of Cappitech, which will help solidify our leading industry position.

Now within Solutions, we expect high growth across our diversified offerings and a rebound in managed services and implementation of projects. In particular, we are looking for a strong year from our onboarding and compliance management tools, expansion of our portfolio of data management solutions into new sectors and continued high growth in private market offerings. We also expect normalized levels of equity and debt issuance that will drive solid performance in our syndication and book building businesses. Processing is expected to be slightly up year-over-year with mixed market conditions in both loans and derivative markets.

Now let’s move on to Transportation, with organic revenue growth in the quarter of 2% and a decline of 2% for the year. In 2020, the pandemic had a major impact on the automotive industry, and we responded proactively to the crisis by working with our customers and continue to see the rebound in our business with recurring organic growth of 6% in Q4.

During the pandemic, we also increased our focus on driving adoption of newer products, such as CARFAX for Life, while accelerating product innovation across our portfolios in areas such as marketing audiences, enhanced compliance simulation and Mastermind now available for used cars. Our Maritime & Trade business had a solid year, excluding the impact of the cancellation of our TPM conference.

In 2021, we expect organic growth within Transportation in the 12% to 15% range. We expect our Automotive business to revert to its longer-term growth rates. Although economic uncertainty remains, our dealer-facing businesses have strong momentum going into 2021, and the strong retention rates we have maintained through 2020 attest to the critical nature of our products. Product support in our OEM and supplier customers will recover more gradually as the industry adjusts to lower long-term volumes coming out of COVID.

In addition to the underlying growth in the business, we expect to see a onetime pickup in organic growth from pricing being at normal levels for the full year, specifically within CARFAX and Mastermind businesses. And finally, Maritime & Trade will continue to see accelerating subscription growth driven by product innovation in our risk and compliance and commodities analytics businesses.

Moving on to Resources, where organic decline was 11% in the quarter and negative 5% for the full year. In 2020, our Upstream business was impacted by the industry undergoing severe CapEx reductions leading to cost pressure within our customer base and bankruptcies, particularly in North America. Our Downstream organic revenue growth proved resilient when normalizing for our events. Growth within our gas, power and renewables businesses were driven by customer expansion into areas such as wind, batteries, solar and hydrogen services. This was somewhat offset by lower nonrecurring revenue within consulting.

We also completed the integration of the Agribusiness and acquired [Truview], a small upstream analytics company. And in 2021, we expect organic revenue results within Resources to improve compared to 2020 and to be down year-over-year in the low single digits. Our Downstream businesses are expected to return to mid-single-digit organic growth driven by continued demand for our pricing, chemical information, the release of additional plastics circularity products, a new database of estimated energy chain emissions and from the realization of synergies from the Agribusiness integrations.

Within our Upstream businesses, we expect customer CapEx spend to continue to be constrained for our annual contract value, which will bottom in Q1. In 2021, we are excited to launch our new predictive analytics tools that will marry our upstream and midstream global data sets with our proprietary insights and research and will drive additional forward growth.

Finally, CMS organic revenue growth was 0% for the quarter and 1% normalized for the impact of BPVC for the full year. Product design proved its resilience with organic growth in the low single digits normalized for BPVC, while TMT and ECR performed as expected. In 2021, we expect our organic revenue growth to be in the mid-single digits.

Moving on to some of our recently announced strategic initiatives. We entered into a 50-50 joint venture with shared control with CME to combine our post-trade services, including trade processing and risk mitigation operations. The venture is going to incorporate our MarkitSERV business and CME’s optimization business. Through the combination, we’ll achieve increased operating efficiencies and new revenue opportunities by being able to better service clients with enhanced platforms and services for OTC markets across interest rates, FX, equity and credit asset classes. We expect the deal to close in the summer and to be neutral to our adjusted earnings in the near term.

And finally, we announced the strategic merger with S&P Global, which joins 2 world-class organizations with unique, highly complementary assets. This combination creates a pro forma company with increased scale, world-class products in core markets and strong joint offerings in the high-growth adjacencies, including ESG and energy transition, private assets and small and medium enterprises. Counterparty risk management, supply chain and trade and alternative data, our unique and complementary assets, will leverage cutting-edge innovation and technology capability, including the IHS Markit Data Lake and S&P Global’s Kensho to enhance the customer value proposition. For IHS Markit shareholders, employees and customers, merging with S&P Global was the best strategic fit to create the most long-term value.

Post the merger announcement, Doug Peterson, CEO of S&P Global, announced his executive team for the pro forma company, which includes the following members of my executive team: First, Adam Kansler will lead the combined S&P Global Market Intelligence business and the IHS Markit Financial Services segment. Edouard Tavernier will lead the Transportation segment. Sari Granat will be the combined company’s Chief Admin Officer and General Counsel; and Sally Moore will lead Strategic Alliances and will have responsibility for corporate development and strategy. Other members of my executive team and myself have also agreed to help with the integration for 12 to 18 months post the close.

I believe Doug has assembled a great executive team, that will bring together members of both companies, including — and give the leadership — sorry. Doug has assembled a great executive team that will bring together members of both companies’ leadership and will be a great first step in merging the 2 companies.

And now I’ll turn the call over to Jonathan.

Jonathan Gear IHS Markit Ltd. - CFO & Executive VP

Great. Thank you, Lance. We had a strong finish to the year with results ahead of our expectations. Our Q4 financial performance included revenue of $1.107 billion with organic growth of 0% and all-in revenue of negative 1%; GAAP net income of $151 million and GAAP EPS of $0.38; adjusted EBITDA of $465 million, an increase of 3% with margins of 42.0%; and adjusted EPS was $0.72, an increase of $0.07 or 11%. We were pleased with the finish of the year and the solid revenue and profit performance we delivered throughout 2020. Relative to revenue, our Q4 organic revenue growth of 0% included recurring organic growth of 2% and nonrecurring organic growth of negative 11%.

Moving to segment performance. Financial Services revenue growth was 7%, including 6% organic and 1% FX. Recurring organic was 6%, while nonrecurring organic growth was 9%. Our Information business organic was 4%, led by strength in our pricing, indices and equities information products. Processing organic was 1% as we saw a return to growth in loan markets, offset by a slight decline in derivatives processing. Solutions organic was 10% due primarily to strong performance in our corporate actions, private markets and digital businesses.

Transportation had revenue decline of negative 4%, including 2% organic, flat FX and divestiture of negative 6%. Organic growth was comprised of 6% recurring and negative 9% nonrecurring.

Resources revenue declined 11%, including negative 11% organic and flat FX. Recurring organic was negative 8%, and nonrecurring organic was negative 32%.

Our Q4 ACV decreased $22 million and our full year ACV decreased $74 million, down 9% versus prior year. We ended the year with ACV of $719 million, which now includes agri of approximately $30 million.

CMS revenue declined 2%, including 0% organic, our benchmarking business divestiture impact of negative 1% and flat FX. Recurring organic was 2% and nonrecurring organic growth was negative 13%.

Turning now to profits and margins. Adjusted EBITDA was $465 million, up 3%. Our adjusted EBITDA margin was 42.0%, up 160 basis points.

Moving to segment profitability. Financial Services adjusted EBITDA margin was 48.7%, up 260 basis points. Transportation’s margin was 45.3%, up 350 basis points. Resources margin was 40.2%, down 200 basis points; and CMS margin was 24.7%, up 20 basis points.

GAAP net income was $151 million or $0.38 per share. Our adjusted EPS was $0.72 per diluted share, a $0.07 or 11% improvement over the prior year. Our full year adjusted tax rate was 18%.

Q4 free cash flow was $275 million. Our full year free cash flow was $940 million and represented a conversion rate of 51%. As a reminder, our full year conversion rate was impacted by several nonrecurring items.

Turning to the balance sheet. Our year-end debt balance was $4.9 billion, which represented a gross leverage ratio of approximately 2.7x on a bank covenant basis. And we closed the quarter with $126 million of cash. At year-end, our undrawn revolver balance was approximately $1.2 billion.

Our Q4 fully diluted weighted average share count was 400.5 million shares, and our full year was 401.5 million shares. We completed the $200 million ASR in November of 2020. Our full year share repurchases were approximately $1.1 billion or 14.6 million shares at an average price of $73.71.

The merger agreement with S&P Global restricts our ability to purchase our shares and, therefore, our share repurchase program is currently suspended other than for the repurchase of shares associated with tax withholding requirements for share-based compensation. We paid a dividend of $67 million in Q4 for an FY fiscal year 2020 total of $270 million of dividends. The merger agreement allows for the continued paying of a regular quarterly cash dividend in the future, and we are recommending to our Board for their approval in our January 2021 meeting to increase the quarterly dividend from $0.17 per share to $0.20 per share, effective for the Q1 2021 dividend payment.

Moving to full year financial results. Let me speak to full year results that are normalized to exclude the impact of the Aerospace & Defense divestiture and the cancellation of Q2 events on growth rates for organic revenue, adjusted EBITDA and adjusted EPS. Total full year revenue was $4.288 billion, which represent a decline of negative 3%, 0% organic, negative 2% acquisitive, flat FX.

Turning now to reported profits. Adjusted EBITDA was $1.837 billion, up 8% versus prior year. Adjusted EBITDA margin was 42.8% with reported margin expansion of 250 basis points. GAAP net income was $871 million with GAAP EPS of $2.17. And adjusted EPS was $2.84, a 13% increase versus prior year.

In terms of guidance, we are reiterating our 2021 revenue and adjusted EBITDA guidance and updating our adjusted EPS from a $0.03 impact due to our inability to repurchase shares as a result of the pending merger. Our 2021 guidance is as follows: revenue of $4.535 billion to $4.635 billion with organic revenue growth of 6% to 8%, including recurring organic growth of 6% to 7%; adjusted EBITDA of $2 billion to $2.03 billion with adjusted EBITDA margin expansion of 100 basis points; and adjusted EPS of $3.11 to $3.16 per share. Finally, we do expect cash conversion in the mid-60s as we lap our 2021 time cash impacts.

And with that, I will turn the call back over to Lance.

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Okay. Thanks, Jonathan. We managed through the many challenges of 2020 very well and are positioned to have a strong 2021. We’re excited about the merger with S&P Global and believe it will create long-term value for shareholders, new insights and capabilities for customers and greater opportunities for employees. Finally, I want to thank our shareholders for their continued support and our colleagues around the world for their dedication and focus through what was a very challenging 2020.

Operator, we are ready to open the lines for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from the line of Kevin McVeigh with Crédit Suisse.

Kevin Damien McVeigh Crédit Suisse AG, Research Division - MD

Congratulation. Hey, Lance or Jonathan, what do you think about kind of — the joint venture you announced with CME seems really interesting. Is there more opportunity just given the unique data sets to cultivate beyond CME into other opportunities? And just I think it underscores your strategic rationale for the S&P deal. Is there more opportunity from a client perspective? Any initial reactions around the announced acquisition and then just additional opportunities that you’re seeing similar to kind of what you’re doing with CME?

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Okay. Now why don’t I start, and then I’ll pass it to Adam, who did the transaction for us. But this was something that when we originally thought about selling MarkitSERV, we actually thought there would be an impetus of buyers that wanted to find ways to consolidate the assets. But I think given that the assets are primarily held by strategics and consortia and a variety of industry-owned relationships, it — I think it proved a tall order for any private equity firm to create that consolidation.

And so post that, we looked at the strategic assets across the industry. And of course, between ourselves and CME, we have the majority of the OTC processing assets. And so therefore, the synergies for both on the cost side, but also in terms of the servicing the customer and creating incremental margin for investment stood out really strong. And we think that the consolidation of processing assets across the industry is something that the CME-IHS Markit transaction as a JV is a first step.

But why don’t I pass it over to Adam, who can give you some incremental color. Adam?

Adam J. Kansler IHS Markit Ltd. - Executive VP & President of Financial Services

Sure. Thanks, Lance. There’ll be much more to come, I mean, over the next few months as we bring the 2 businesses together. But as a — sort of as a high-level answer to your question, you have a very common set of customers, common set of workflows and a lot of the same data enriching the workflows that the customers use on multiple platforms across the CME assets and ours. So this opportunity to bring it together, you’ll have a much more complete data set across all of those workflows, certainly within the derivatives markets, giving you the opportunity to build additional analytical tools, workflow tools and things that allow our customer set to manage their risk and processes more efficiently.

I think they’ve — the customer set has found for many years that maintaining these data sets and these workflows in multiple places is highly inefficient. It’s expensive, and it causes breaks in some circumstances. So this is an opportunity to improve the risk management profile for our customer set, bring efficiency, bring their costs down and bring a better set of tools. So there will certainly be innovation and new applications and tools against those data sets and bringing those workflows together over time.

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Thanks, Adam.

Operator

Our next question comes from the line of Manav Patnaik with Barclays.

Manav Shiv Patnaik Barclays Bank PLC, Research Division - Director & Lead Research Analyst

I just want to focus on the Resources business. So if I got the ACV right, if you exclude the agri business, it is down 9%, and that’s decelerated again for the third quarter in a row. So I was just curious why you’re confident that things are going to bottom in Q1 here?

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Jonathan, do you want to start and then pass that to Brian or vice versa?

Jonathan Gear IHS Markit Ltd. - CFO & Executive VP

Sure. I’ll go to start and then pass it on to Brian Crotty. Manav, so we’ve — the Resources really is playing out as we expected back in Q2 of this year when we saw the impact coming in on Upstream. And we’re seeing a 2-tier world, obviously, where our Upstream business is challenged by the external markets and the — our Downstream business performing pretty much in line on the subscription side. With the ACV, as we kind of — we need to lap the full 12 months from the restructuring of the marketplace, which took place in kind of mid- Q2. As you know and as we’ve discussed on previous calls, we’ve kind of leaned into this pretty heavily, worked closely with our customers and the industry customers around this, but it does take a full 12 months.

So as we look forward, we — Q4 performed as we expected, we expect further decline of Q1, but Q1 from ACV being — bottoming out and then building in Q2. But I’ll pass it over to Brian for any specific color that he’s seeing.

Brian, I don’t think we can hear you, Brian. I think you’re...

Brian Crotty IHS Markit Ltd. - EVP of Global Energy & Natural Resources

Oh. okay, sorry. Yes. And so Jonathan, you’re — no, you’re exactly right. When I look at the ACVs, it’s really Upstream that drove the decline in ACV. When you look out, out the next year, you can see us...

(technical difficulty)

Lance Uggla IHS Markit Ltd. - Chairman & CEO

You’re going to need to mute the other one, Brian. Mute the other call. Sorry. Thank you.

Brian Crotty IHS Markit Ltd. - EVP of Global Energy & Natural Resources

Can you hear me now? I’m sorry.

Jonathan Gear IHS Markit Ltd. - CFO & Executive VP

Yes.

Brian Crotty IHS Markit Ltd. - EVP of Global Energy & Natural Resources

Okay. Yes. When you look at the ACVs on the rest of the group, you can see them improving steadily. And even Upstream, we hit bottom in Q1 and then we steadily improve and get positive ACVs Q2, Q3, Q4.

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Right. Thanks, Brian and Jonathan.

Operator

Our next question come from the line of Gary Bisbee with Bank of America.

Gary Elftman Bisbee BofA Merrill Lynch, Research Division - MD & Research Analyst

Maybe I’ll stick with Resources. One of the key questions I get from people around the S&P transaction is just thinking through potential synergies. And with Resources, it’s not so clear to me and I think the others exactly where those will be. Since you acquired Opus a couple of years ago, which is a similar business model to a lot of Platts, can you just help us understand what synergies adding Opus to your portfolio has delivered for the Resources business? Has it helped innovation? Has it helped create new data sets? Is — have there been some real clear benefits to business and especially the top line from adding that to your portfolio over the last couple of years?

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Maybe I can start, Brian, and then I’ll hand it to you. So first off, if you look at our business, it’s a 50% upstream consulting, data analytics. And of course, that business is different than the S&P Global business. And so there aren’t the numerous product synergies, but there’s definitely scale with customers and new customer opportunities for opportunity.

As you shift down through chemicals, agriculture, Opus, all the pricing, McCloskey coal indices, as you get into the pricing and indices, of course, all of those services, where we have synergies between them, have the same opportunity set with the Platts teams. So we’re quite excited about the mid and downstream synergies around the pricing and news services, ex where there’s overlap. And we’ll have to address that within the closing of the merger. But that’s a small piece of the revenue. Brian, do you want to add to that?

Brian Crotty IHS Markit Ltd. - EVP of Global Energy & Natural Resources

Yes. I think for us, it gives us a whole new customer base as well. When you look at wholesalers, convenience store, marketers, even penetrates us more into traders. So I think that was a good thing for the Opus acquisition.

Also, pricing services tend to have stickier renewal rates. And then the strong news component gives us a lower-end product to upsell higher-end services. So I think strategically, it was a very good acquisition.

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Okay. Thanks, Brian.

Operator

Our next question comes from the line of Jeff Meuler with Baird.

Jeffrey P. Meuler Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

On the Transportation outlook, is it the typical annual pricing increase in CARFAX and AMM? Or is there some catch-up since I don’t think you got your typical increase this year? And what’s the timing of that?

And then any comment on kind of forward visibility on nonrecurring within Transportation? I know that, like, the timing of recall campaigns can impact that. But just as we think about getting back to the growth that you’re projecting.

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Okay. Edouard, do you want to take that one?

Edouard Tavernier IHS Markit Ltd. - EVP of Transportation

Yes. Happy to pick it up. Thank you, Jeff, for the question. So on the pricing side, there will be pricing increases in 2021, but we will proceed carefully. Let’s remember that across North America, we’re still in the middle of the pandemic. So we are still reflecting on exactly the right time to introduce a pricing increase. So that currently is planned. But it will be a normal pricing increase and no particular catch-ups. We are very focused on the health of our customers and dealer partners.

In terms of the forward visibility, as you mentioned, Jeff, a lot of our transactional revenues are types of things like marketing spend by the industry as well as activity in the recall business. Now we’re seeing some of those spend items come back. They were higher in Q4 than in Q3, and we’re seeing a lot of good marketing activity coming through in Q1. So we are confident they are on their way back. But as Lance mentioned in the introductory comments, it will take a bit longer for them to reverse to normalized trends. We expect that in the second half of the next year.

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Thanks, Edouard.

Operator

Our next question comes from the line of Alex Kramm with UBS.

Alexander Kramm UBS Investment Bank, Research Division - Executive Director and Equity Research Analyst of Exchanges, Ebrokers

Just quick one on the guidance. I know largely unchanged, but the margin upside, pretty consistent with prior years. Anything to point out there on a segment basis or on a seasonal basis that we should be aware of as we think about 2021? Or pretty consistent with what we’ve seen in the past.

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Jonathan, do you want to take that one?

Jonathan Gear IHS Markit Ltd. - CFO & Executive VP

Okay. Sure, Alex. Yes, will do. Alex, thanks for the question. In terms of the 100 basis points margin performance, again, that’s really just building, as you know, in the last fiscal year, a very usual fiscal year for us in many, many ways. But we did make some structural changes in our cost. And as we’re seeing a flow-through there, that plus the normal growth rates that we’re seeing on the 6% to 8% total helps drive that overall margin.

I think you will see, in particular, as you flow through —I would look at FY ‘21 as a relatively normal year. The comparison to ‘20 is where it gets a bit hairy at times from quarter-to-quarter. So Q2 in Transportation, for example, was a particularly challenging time for us. I think you’ll see some odd seasonality on year-on-year comparisons there. But I would think of FY ‘21 really as a pretty normal year for us.

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Thanks, Jonathan.

Operator

Our next question comes from the line of Andrew Steinerman with JPMorgan.

Andrew Charles Steinerman JPMorgan Chase & Co, Research Division - MD

Could you just — I know you just said on transport, the May quarter will have this kind of disproportional pop to make the 12% to 15% organic revenue growth for the year. Could you just be a little more directional? Kind of in the kind of current quarter, how that’s trending knowing that the May quarter will be a kind of disproportional year-over-year comparison?

Jonathan Gear IHS Markit Ltd. - CFO & Executive VP

Sure. Will do, Andrew. I would call you to take a look at the supplemental. You kind of see what happened in FY ‘20, and that will kind of tell you to see what’s going to happen in FY ‘21.

But just to go back over what happened last year. As a reminder, when COVID hit, we gave significant price concessions voluntarily, particularly in Transportation in Q2; a little bit, I would also add, Andrew, in Q3. So it leaked a little bit into Q3.

As we look forward now right now, so first, the industry overall has seen a strong recovery in the second half of 2020. In fact, I just tried to — my son turning 16, and I tried to buy him a used car. It’s very hard to find a used car right now, and it speaks to the strength of the industry. But I did use CARFAX and managed to find a great car. I’d recommend it to you, Andrew. But if you look forward, the industry has recovered there. So as we see the performance in FY ‘21, we’re seeing a pretty healthy industry, particularly at the dealership level.

As Edouard mentioned, we do work closely and support the health of our dealer customers. So we’re being careful as to how we look at value capture, capture the price increase and the timing around that. But right now, we’re seeing our customers doing pretty well, and that’s reflected in kind of our expectations. But Edouard anything else you want to comment on?

Edouard Tavernier IHS Markit Ltd. - EVP of Transportation

No, I think you covered the key points, Jonathan. But there is a seasonality effect, right? If you look at 2020, we took a significant haircut in Q2 on revenues even as we’re working on our cost base. In Q3, revenue started coming back in when costs were low, and that did create some seasonality in the margin accretion, and you’re going to see some of that play out in 2021 in the comps. But otherwise, you captured all the key points, Jonathan. Thank you.

Operator

Our next question comes from the line of Ashish Sabadra with Deutsche Bank.

Ashish Sabadra Deutsche Bank AG, Research Division - Research Analyst

Congrats on the quarter. So my question is on the S&P strategic rationale and revenue synergies as both teams have had a chance to spend some more time. Can you just talk about the ability to develop new products and improved commercialization of info’s data lake by combining it with S&P’s Kensho as well as the power of combining info’s data lake with S&P’s Market Intelligence platform? And if you can talk about just the new product development as well as improved distribution of data asset, how that can help going forward?

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Sure. Okay. We’ll maybe focus this question around Market Intelligence and Financial Services because that is the area where we have substantive product-related synergies. And it really — and I’ll pass it to Adam to add on to this as well.

But if we start with the data lake and Kensho, the data lake is where IHS Markit has spent 3 years organizing all of its alternative data sets into a common library with ease of access for both our internal use as well as now to commercialize to customers. So we’ve done the heavy lifting to organize those data sets.

S&P Global acquired the Kensho assets, which are advanced analytics, data science experts, which have scale and size that are very excited to be able to begin working with the information, alternative data sets that we have to help provide new forms of decision-making schools, decision-making signals as well as trading signals, alerts. And just deeper decision-making tools and ways that without the organized data sets tied to an advanced analytics platform like Kensho, you don’t have the same opportunity to do so. So that’s the first thing.

The second thing is Market Intelligence is a platform that has hundreds of thousands of users that are active on the platform, and that gives us an opportunity for direct distribution as well as the buildup of tools and services to be offered on the platform. And I’ll let Adam add on to that because there are several other ways the 2 financial services groups that Adam will lead have revenue synergies mapped out and excited about going forward. Adam?

Adam J. Kansler IHS Markit Ltd. - Executive VP & President of Financial Services

Yes. Thanks, Lance. A lot of this was discussed by both Doug and Lance at the time of the merger. And I think a lot of those themes remain true. And as we’ve continued to explore and get ready for integration, a lot of those original themes have played out. And that’s really looking at the scale of data and insights available to the combined business. The ability to put the massive data sets and content available through the Market Intelligence platform into some of the technology solutions we offer to our customers in their reg and compliance, risk management workflows should be a real game changer in their ability to make decisions enough to give them a very efficient platform for consuming those wide-ranging data sets.

If you look for — look at a corporate customer group, automotive, oil and gas, engineering companies, we’ll have the opportunity to give them both financial market and risk capabilities they need to run their business, but also data tools, capabilities, let them thrive in their core markets with deep industry-specific expertise, market insight. And including things like asset valuations, which we haven’t been able to give before because of the really — that’s an expertise that we’re now bringing to that core customer set that’s a user of the Market Intelligence products.

So those are sort of the key areas. It’s really the combination of a cross-asset, cross-industry data set, with workflow solutions already touching many of those same customers.

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Thanks, Adam.

Operator

Our next question comes from the line of Shlomo Rosenbaum with Stifel.

Shlomo H. Rosenbaum Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Lance, just kind of 2 questions I want to sneak in. First is just the data lake went fully live I think in the summer. I just want to ask you to comment a little about what the uptake from customers were. Did it really validate the fact that you’ll be able to improve the selling motion over there? That seems to be a key kind of point that you’re hoping to capitalize on with Kensho being able to use a lot of the stuff that’s in the data lake.

And then just maybe for Jonathan. What are you assuming for events in the year? Are you assuming that we’re not going to go back to any live events? And what would the events revenue be in kind of a normalized year?

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Okay. Let me start with that. Yes. So the data lake, we launched the commercialization in the first half of 2020. And we started off with several proof of concepts with bigger active large users, hedge funds, banks that have big decision-making strategies around the use of alternative data. And so far, we started to commercialize those relationships, turn them into longer-term contracts. Contracts are reasonably sized with term and give the customers the ability to be able to access parts or all of the library for defined decision-making purposes. So — and then sometimes, the ability to create some form of redistribution if it’s into their own products and services that wouldn’t cannibalize our data sets.

So we’re building out 2 things: one, the pipeline customers; two, we’ve now started to convert the customers. I don’t want to say we’ve converted 100 customers, but we definitely have converted 10 customers in the year. So that’s starting to pick up. We have a great pipeline, and we have numerous ways of creating the commercial set.

Okay. So then the next bit that I’d like to say is that for us, the data lake gives us a speed of development and new products, but also this ability to attach our content with our customers’ content and give them new, unique ways of leveraging and utilizing the data sets. So we see a bunch of efficiencies and a bunch of commercial activities, of which we’ve started to get a positive trend going on those already.

Of the second part of the questions on the events, I’ll pass it over to Jonathan.

Jonathan Gear IHS Markit Ltd. - CFO & Executive VP

Great. Thanks, Lance. So on the events, I mean, as we know, we offer events throughout the year. But Q2 is our heavy, heavy events month from a revenue perspective, where we have our 3 large flagship events of CERAWeek, the World Petrochemical Conference and the TPM conference in our maritime segment. We are not planning on holding those physical events this year. So when we look at our forecast, revenue forecast for the year, we’ve taken that — we’ve anticipated no revenue from physical events.

We are, however, holding virtual events in those 3 events. The revenue from those is significantly lower, Shlomo, so don’t expect to see a significant pop there. But I think it’s an important way for our team to continue to lead the industry and lean in with our customers and help connect the industry during these times. So again, you won’t see any revenue, significant revenue from events for us in FY ‘21, but we will be holding the events virtually.

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Can I add, Jonathan? As we — one of the things I’d say, Shlomo, that I was quite impressed with is with the virtual events, we do have experience running CERAWeek India last year, which we did with positive revenue. And so we’re applying that virtual model to the bigger CERAWeek event for 2021. And I have to say that the customer take-up in terms of participating on — in the events as well as sponsoring and participating from a commercial perspective has been reasonable.

And so I’ve been quite impressed with the team’s work. I know they’ve involved me with some of the discussions in building some of the panels up, et cetera. But they’re doing a great job and I know they won’t be able to produce the revenue they did physically, but they sure are building some momentum to add some revenue, positive revenue for virtual events as well. And let’s see how that plays out in the quarter going into next quarter, but they’ll definitely have a number.

Operator

Our next question comes from the line of Hamzah Mazari with Jefferies.

Hamzah Mazari Jefferies LLC, Research Division - Equity Analyst

Happy New Year. My question is just on the S&P transaction, expected to close second half. Any next steps or milestones? Any delays you expect from an antitrust perspective? Are there divestitures you have to do? How long do you expect the HSR process to take? Sort of any color around that would be great, Lance.

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Okay. Well, first off, our expectation is that it will close in the second half. We don’t see anything specifically that’s going to create any substantive hurdles. So all the hurdles that we knew going into it in terms of the business overlap within our Platts and Opus businesses are there, and the teams are working to address those.

And so my view is, there shouldn’t be any significant roadblocks or hurdles. We’d expect to close in the second half and expect the teams to work with the regulatory bodies to determine the precise nature of the overlap of any assets, which is substantive — is insignificant in terms of size across the transaction.

I don’t know, Jonathan, anything else you want to add? Or is that...

Jonathan Gear IHS Markit Ltd. - CFO & Executive VP

No, I think you have it right, Lance. And right now, we’ve already started engaging with the government regulators, so very positive engagement there. And I mean, as Lance said, I’d just reiterate what he said. We see no surprises. This — given the size of this transaction it, of course, requires appropriate review by government agencies. But there’s nothing, I think, that we see nor have we heard any feedback that would cause us any concern and is just the nature of the size of it. I think it will be second half completed.

Operator

Our next question comes from the line of George Tong with Goldman Sachs.

Keen Fai Tong Goldman Sachs Group, Inc., Research Division - Research Analyst

Diving a bit deeper into Transportation, you expect organic growth to be in the 12% to 15% range in 2021. And you mentioned dealers are performing relatively well. Can you elaborate a little bit more on the health of dealers and OEMs? And what needs to change at the customer level for you to hit your targets? Also, can you discuss a bit whether you’ve seen any negative impact from the full reversal now of earlier pricing concessions in Transportation?

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Edouard?

Edouard Tavernier IHS Markit Ltd. - EVP of Transportation

Yes. George, thanks for the question. So in terms of what we’ve assumed in our forecast and our plans, it’s a continuation of current trends, right? Which means a market that in the U.S. is probably down roughly 10% year-on-year. It means continuing challenges with inventories. But it means, by and large, significant volumes of both used cars and new cars and most dealers remaining open, even if there are kind of local business restrictions. So we have factored in all of those risks, and we can execute on our plan and our forecast within the current market environment.

In terms of what we’re seeing in the dealer market and signposts about their health, I would say a couple of things. Like in the end, many dealers had a very strong 2020 because even though volumes were down, because they had to lower costs, and because inventories were very low, the margins, by and large, were high and dealers remained profitable throughout 2020.

So in fact, most dealers are in pretty good shape coming in into 2021 and expect to remain in pretty good shape. They expect prices to remain pretty solid throughout the year.

What they do see is uncertainty, right? And that uncertainty means there is risk. It means they’re not bringing in all of their costs back into the dealership. And it means that there may be some ups and downs throughout the year. But by and large, that is the market environment we’re seeing today, and that is the environment in which we can execute on our plan.

George, that was the first question. Can you just remind me what the second question was?

Keen Fai Tong Goldman Sachs Group, Inc., Research Division - Research Analyst

Yes. If there has been any negative impact from the full reversal now of pricing concessions?

Edouard Tavernier IHS Markit Ltd. - EVP of Transportation

Yes, it’s a great question. Thanks for asking it. I think we mentioned on the Q3 call that as we were removing the pricing concessions, we would be tracking the retention rate very, very closely through Q3 and Q4. Well, the great news is it remains very, very strong, right? So our cancellation rates have remained low even as we took out the option to sustain a service, and we’re very happy about this.

If you remember, back in Q2, when the crisis struck, we said the most important thing for our business is to make sure that when we come out of the crisis, we come out with customer relationships that are even stronger than they were coming into the crisis. That’s why we made hard decisions. That’s why we took a short-term kind of revenue hit because we believe that’s what we have to do to get through the pandemic. I think we’re coming out of it in the right place with very strong customer relationships with critical products and with high retention rates.

Operator

Our next question comes from the line of Jeff Silber with BMO.

Jeffrey Marc Silber BMO Capital Markets Equity Research - MD & Senior Equity Analyst

I’ve had a few investors ask me this question, so I’ll just ask you. Can you talk a little bit about morale and internal turnover at your company since the merger announcement, especially in light of last month’s announcement of the new divisional structure for the combined company?

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Okay. So no, it’s a good question. So there’s not a lot of product sales management overlaps in terms of the products and services that both companies offer. And we have a lot of opportunity for revenue synergies where we’re going to have to apply new people to work on the new opportunity sets. So therefore, the synergies come across all of the shared services. And of course, in a merger like this, we put in retention in order to keep the teams well motivated, intact with performance, successful performance-related retention that ties into us executing the deal really well. And that goes across the executives, including myself, that will stay on post closing to help make sure the deal is a success and other people across the shared services that may not be having long-term roles, but their short-term roles are very important and, therefore, restructure in compensation to help make that happen.

I have to say, as we went into the end of the year post the merger announcement, we really had — and the pandemic, we’ve really been operating at the absolute highest satisfaction levels in the firm that we’ve ever had. It’s been a real pleasure motivating people through the pandemic, getting the teams working on running the company in a tough time, doing the merger.

And post the merger, we’ve announced our HUB platform, the JV with CME, Cappitech acquisition. There’s no stopping, and this is a company that’s going into a close of a merger in the second half. We’re still doing the things that IHS Markit has been designed to do and does very well. And so no, I’m very pleased with how everybody’s responded, the morale and how we’re treating employees that may be without a long-term job post the close.

Jeffrey Marc Silber BMO Capital Markets Equity Research - MD & Senior Equity Analyst

And can you disclose the dollar — I’m sorry, just the dollar amount...

Lance Uggla IHS Markit Ltd. - Chairman & CEO

The dollar amount of the synergy?

Jeffrey Marc Silber BMO Capital Markets Equity Research - MD & Senior Equity Analyst

Of the retention, yes, of the retentions, sorry.

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Yes. I think it’s all done. Jonathan, do you want to talk whatever has been disclosed there?

Jonathan Gear IHS Markit Ltd. - CFO & Executive VP

Sure thing. That was — there was overtalk, obviously. The dollar amount of the retention on people.

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Yes, please. Our total retention pools across the 2 companies.

Jonathan Gear IHS Markit Ltd. - CFO & Executive VP

Sure. So we created a $60 million retention pool, which we had, I think, announced at the time of the merger. And that’s a cash pool being used to retain the jobs, which could potentially be at risk. And I’ll emphasize potentially. As you can imagine, you do a merger like this, a lot of excitement at the individual level to what does it mean for me personally. And that retention pool really allows, as Lance said, it basically buys time for people to kind of see what their future looks like kind of going forward and kind of derisk the delivery of this year. That’s a $60 million pool, which we began to roll out shortly after announcing the merger.

Operator

Our next question comes from the line of Andrew Nicholas with William Blair.

Andrew Owen Nicholas William Blair & Company L.L.C., Research Division - Analyst

Great. I was hoping you could speak a little bit more to the HUB announcement you made last week. Certainly, a handful of major players coming together for that initiative. And so I’m wondering if you could speak to the specific set of middle and/or back office solutions the company is targeting. I think there’s already a handful of scaled players in that space. So I want to make sure I understand where in the kind of asset manager operation stack HUB plans to play? And then also how HUB will be differentiated versus some of the incumbents in that space?

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Right. Okay. Well, HUB initiates out of 2 very large customers that were looking at opportunities to create efficiencies with respect to technology going forward. And those were announced in the press release, PIMCO and Man Group. And they have a very close relation given the PIMCO CEO, who’s formerly the Man Group CEO, so a close relationship. And both CEOs looking at the forward use of new technologies to create efficiencies in the total cost of ownership of the solutions that are needed. And so HUB’s initial job is to build a foundation of client transactions and reference data storage for the management of the activities of the middle and back office of an asset manager so, therefore, reducing inefficiencies that happen from using multiple different systems.

And it’s early stage. Microsoft as a partner, is, of course, a choice of Azure with respect to the build and advisory on the build; McKinsey, of course, a great partner who are working with asset managers, who are trying to make their forward technology decisions; and State Street, a great partner because they manage the outsourced back office for PIMCO; and ourselves who have a lot of experience at data management and the build-out of financial services technologies. So it’s really a joint venture of senses, where we have many owners who are going to own a build of a foundation technology that will help bring asset management, total cost of ownership down across the middle and back-office functional needs to better manage those data sets.

And it will be a platform that connect — will connect to all the industry administrators over time, various software assets, OMS, PMS, risk management, risk attribution, pricing, a real integrated hub, hence the name, that looks to reduce the cost of management of data with respect to a big asset manager. And the 2 asset managers that are announced in the transaction, of course, they have a lot of knowledge and IP themselves and will be putting that expertise to work as we look at the forward plans of HUB.

I don’t know, Adam, if you want to add anything else or we can pause there and - good. Okay.

Operator

Our next question come from the line of Toni Kaplan with Morgan Stanley.

Toni Michele Kaplan Morgan Stanley, Research Division - Senior Analyst

ESG is a high growth area, and it will be an important part of your future with S&P. And for S&P, we know that their ESG revenue is about $60 million annualized, growing at about 40%. How big is your ESG revenue? And how fast is it growing? And are there any specific products or areas that you can talk about that you’re focused on for this year in particular?

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Right. No, that’s a good question, Toni. Our revenues, as Doug and I mentioned in the combination are slightly larger. But they’re a little bit different than what you’d call the purebred ESG revenues because we don’t have an ESG rating product per se. We have a whole bunch of products that really play into the E of ESG and will be naturally combined and will create synergies with the S&P products.

So for example, we have a carbon registry, which is where we have voluntary emissions receipts that are used for carbon offsets. We also built carbon auction platforms, Costa Rica, California, Québec, to name a few. And those auction platforms for pricing carbon locally in a state or a region or a country are increasingly important, and we’ll continue to build those out.

Then within our Energy and Transportation businesses, of course, we have a lot of geolocation data around all the energy-related assets, which are important to the climate discussions going forward. We have a lot of data with respect to some of the land use around agriculture. We have, of course, knowledge of the tail pipe emissions of all the automotive fleets.

So we have these what you would call as - within all of our businesses, we have parts of the E of ESG. And when we combine that with the ESG rating services, the Trucost, the RobecoSAMs of S&P Global, we start to have a much more significant, circa $125 million to $150 million of kind of base revenues that need to be brought together and then continued to grow at double digits. Doug has mentioned the 40% publicly. We’ve never really talked about our growth rate, but it’s also strong double digits.

Operator

Our last question comes from the line of Andrew Jeffrey with Truist Securities.

Andrew William Jeffrey Truist Securities, Inc., Research Division - Director

Lance, I actually wanted to ask a question about Financial Services, which has been such a steady business for you. And specifically in solutions and Ipreo, can you give us an update on sort of performance of alternatives broadly?

And then I wonder if you might sort of talk a little bit about a couple of trends. And I wonder if you’re participating here, if you have any thoughts. And those would be Bitcoin and the emergence of SPACs as funding vehicles. Are those areas where you think Ipreo can monetize over time along with alternatives?

Lance Uggla IHS Markit Ltd. - Chairman & CEO

No. So those are both good questions. And I’ll start, and then Adam can conclude. So first off, our Financial Services business has proved even through this tough year of the pandemic to provide strong mid-single-digit recurring revenue growth. And I don’t see that waning going forward and I think with the synergies, has an opportunity to accelerate.

Ipreo as an acquisition and now hopefully, embedded part of our Financial Services business, is accretive to our growth. And it’s accretive to our growth because of the market activity that occurred this year through the pandemic, but equally, the alternatives business.

Which brings me to that second part of your question, which is I think we’re 1 of 2 platforms that significantly plays in the alternative space, private equity, private debt and the provision of services that will help the GP, LP relationship manage more effectively. And that strong double digit growth for us, whether it’s valuations, whether it’s reporting, whether it’s our new index JV, we’ve got some real exciting growth assets and ones that we can continue to build on.

We don’t have any plans at the moment. I don’t know about S&P Global, but ourselves, with respect to Bitcoin — maybe Adam is going to correct me in a moment, but I’ll leave him to do so. But not that — nothing big and significant. Of course, we have every millennial that works for us thinks we should have a major pricing, data services, software and participation around a marketplace that is really legitimizing itself. So we’ve got to take it seriously. And so I expect pricing and data services, et cetera, that we normally would provide any OTC pricing or contracts. Those types of things, we’ll be looking to value and participate.

The second part, which you mentioned was SPACs. Well, to me, SPACs are just another form of a new issue. So therefore, the Ipreo teams, through their activities, stay on top of all of the new issuance. And so as a SPAC participates into the marketplace, if there’s any follow-on equity activity, et cetera, of course, they would be participating. But in terms of the setup or management that’s not something that we do. But I imagine the data sets, et cetera, will be ones, as they continue to grow, that we’ve got to keep track of.

Adam, do you want to add anything else to that?

Adam J. Kansler IHS Markit Ltd. - Executive VP & President of Financial Services

I think you covered things well, Lance. And maybe 2 quick comments. First, on the Ipreo acquisition, that really is fully integrated today, so we don’t look at it separately. But each of those businesses has continued to perform really well, really providing central market infrastructure in a couple of places in highly volatile and really complicated financial markets over this past year, and have performed incredibly well and brought transparency and enhanced capabilities. And that includes, you mentioned SPACs, the level of issuance in the SPAC market, many of those transactions, again, carried through our platforms.

In the alternatives segment of that Ipreo business, combination with our existing capabilities, like valuations, data management, the expansion into credit asset classes, has proven to be consistent with where the markets are going. The increased flow of capital into those spaces has positioned those businesses well to be market leaders in providing portfolio management tools, risk management tools, in particular, data management tools. As we go forward to both GP and LP community, those businesses have grown well up into the double digits over this past year. And we see that for the next several years ahead.

And the last point I’d make is around crypto. Though not a singular focus for us, we obviously are responding to our customers’ needs to be able to value those products. You’ll see last November, we announced a partnership with a firm called Lukka. We have several other tactical partnerships where we do collect a lot of different pricing and reference data and other valuation information around cryptocurrencies in order to help customers value portfolios that may include cryptocurrencies. So it’s an area where we’ll continue to focus not just on the valuations side, but probably even moving into the index side in the near future as well.

Lance Uggla IHS Markit Ltd. - Chairman & CEO

Okay. Thanks, Adam. And thanks, everybody, for your questions today. I’ll turn it back to Eric, operator.

Eric J. Boyer IHS Markit Ltd. - SVP of IR

Yes. We thank you for your interest in IHS Markit. This call can be accessed via replay (855) 859-2056 or international dial-in (404) 537-3406, conference ID 8089142, beginning in about 2 hours and running through January 20, 2021.

In addition, the webcast will be archived for 1 year on our website. Thank you, and we appreciate your interest and time.

Operator

Ladies and gentlemen, this concludes today’s conference call. Thank you for your participation. You may now disconnect.

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presidential transition, the United Kingdom’s withdrawal from the European Union, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (viii) the ability of S&P Global and IHS Markit to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber -attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; (ix) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (x) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xi) changes in debt and equity markets, including credit quality and spreads; (xii) demand for investment products that track indices and assessments, and trading volumes of certain exchange-traded derivatives; (xiii) changes in financial markets, capital, credit and commodities markets and interest rates; (xiv) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the parties’ ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (xvi) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (the “SEC”) by S&P Global and IHS Markit from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed Annual Reports on Form 10-K and subsequent Quarterly Reports on Form 10-Q. While the list of factors presented here is considered representative, this list should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on S&P Global’s or IHS Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Except to the extent required by applicable law or regulation, each of S&P Global and IHS Markit disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

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This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, S&P Global and IHS Markit will file relevant materials with the SEC, including a registration statement on Form S-4 filed by S&P Global to register the shares of S&P Global common stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of S&P Global and IHS Markit seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT S&P GLOBAL, IHS MARKIT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from S&P Global at its website, or from IHS Markit at its website. Documents filed with the SEC by S&P Global will be available free of charge by accessing S&P Global’s website at www.spglobal.com under the heading Investor Relations, or, alternatively, by directing a request by telephone to 866-436-8502 (domestic callers) or 212-438-2192 (international callers) or by mail to S&P Global at Investor Relations, S&P Global Inc., 55 Water Street, New York, NY 10041, and documents filed with the SEC by IHS Markit will be available free of charge by accessing IHS Markit’s website at www.ihsmarkit.com under the heading Investor Relations or, alternatively, by directing a request by telephone to 303-790-0600 or by mail to IHS Markit at IHS Markit Investor Relations and Corporate Communications, 15 Inverness Way East, Englewood, CO 80112.

Participants in the Solicitation

S&P Global, IHS Markit and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of S&P Global and IHS Markit in respect of the proposed transaction under the rules of the SEC. Information about IHS Markit’s directors and executive officers is available in IHS Markit’s Form 10-K for the year ended November 30, 2019, proxy statement dated February 28, 2020 for its 2020 Annual General Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about S&P Global’s directors and executive officers is available in S&P Global’s Form 10-K for the year ended December 31, 2019, proxy statement dated March 30, 2020 for its 2020 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from S&P Global or IHS Markit using the sources indicated above.